UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Archstone-Smith Operating Trust

(Name of Issuer)

Class A-1 Common Shares of Beneficial Interest, par value $.01 per share

(Title of Class of Securities)

039584

(CUSIP Number)

Caroline Brower, Archstone-Smith Trust, 9200 East Panorama Circle, Suite 400
Englewood, CO 80112, (303) 708-5959

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 26, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page)

SCHEDULE 13D

CUSIP No. 039584

         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Robert H. Smith
-----------------------------------------------------------------------------------------------------------------------------------
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                                                                (a)  [X]
                                                                                                 (b)  [_]
-----------------------------------------------------------------------------------------------------------------------------------
         SEC USE ONLY
3

-----------------------------------------------------------------------------------------------------------------------------------
         SOURCE OF FUNDS*
4
         00
-----------------------------------------------------------------------------------------------------------------------------------
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)      [_]
5

-----------------------------------------------------------------------------------------------------------------------------------
         CITIZENSHIP OR  PLACE OF ORGANIZATION
6
         UNITED STATES OF AMERICA
-----------------------------------------------------------------------------------------------------------------------------------
                                            SOLE VOTING POWER
         NUMBER OF                  7
         SHARES                             189,146
                                    -----------------------------------------------------------------------------------------------
                                            SHARED VOTING POWER
         BENEFICIALLY               8
         OWNED BY                           2,418,655
                                    ------------------------------------------------------------------------------------------------
         EACH                               SOLE DISPOSITIVE POWER
                                    9
         REPORTING                          189,146
                                    ------------------------------------------------------------------------------------------------
         PERSON                             SHARED DISPOSITIVE POWER

         WITH                       10
                                            2,418,655
-----------------------------------------------------------------------------------------------------------------------------------
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
         2,607,801
-----------------------------------------------------------------------------------------------------------------------------------
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                                                 [_]
-----------------------------------------------------------------------------------------------------------------------------------
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
         11.2%
-----------------------------------------------------------------------------------------------------------------------------------

         TYPE OF REPORTING PERSON*
14
         IN
-----------------------------------------------------------------------------------------------------------------------------------

* SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 039584

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         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Robert P. Kogod
-----------------------------------------------------------------------------------------------------------------------------------
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                                                                (a)  [X]
                                                                                                 (b)  [_]
-----------------------------------------------------------------------------------------------------------------------------------

         SEC USE ONLY
3

-----------------------------------------------------------------------------------------------------------------------------------
         SOURCE OF FUNDS*
4
         00
-----------------------------------------------------------------------------------------------------------------------------------
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)      [_]
5

-----------------------------------------------------------------------------------------------------------------------------------
         CITIZENSHIP OR  PLACE OF ORGANIZATION
6
         UNITED STATES OF AMERICA
-----------------------------------------------------------------------------------------------------------------------------------
                                            SOLE VOTING POWER
         NUMBER OF                  7
         SHARES                             123,584
                                    -----------------------------------------------------------------------------------------------
                                            SHARED VOTING POWER
         BENEFICIALLY               8
         OWNED BY                           2,398,510
                                    -----------------------------------------------------------------------------------------------
         EACH                               SOLE DISPOSITIVE POWER
                                    9
         REPORTING                          123,584
                                    -----------------------------------------------------------------------------------------------
         PERSON                             SHARED DISPOSITIVE POWER

         WITH                       10
                                            2,398,510
-----------------------------------------------------------------------------------------------------------------------------------
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
         2,522,094
-----------------------------------------------------------------------------------------------------------------------------------
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                                                 [_]
-----------------------------------------------------------------------------------------------------------------------------------
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
         10.9%
-----------------------------------------------------------------------------------------------------------------------------------

         TYPE OF REPORTING PERSON*
14
         IN
-----------------------------------------------------------------------------------------------------------------------------------

* SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

        This Amendment No. 2 (this "Amendment") is being filed to a Schedule 13D dated October 31, 2001 and amended by Amendment No. 1 filed on March 14, 2003, each filed by Robert H. Smith and Robert P. Kogod (together, the "Reporting Persons") (as so amended, the "13D").

Item 1. Security and Issuer

        This Amendment relates to the Class A-1 Common Shares of Beneficial Interest, par value $.01 per share (“Units”), of Archstone-Smith Operating Trust, a Maryland real estate investment trust (the “Issuer”). The principal executive offices of the Issuer are located at c/o Archstone-Smith Trust, 9200 East Panorama Circle, Suite 400, Englewood, Colorado 80112.

Item 5. Interest in Securities of the Issuer

         (a)        The Reporting Persons beneficially own an aggregate of 2,800,127 Units, which represent approximately 12.1% of the outstanding Units as of February 11, 2005. Information regarding the number and percentage of Units of the Issuer beneficially owned by each of the Reporting Persons is set forth in Appendix I (including CESM, Inc. (formerly Charles E. Smith Management, Inc.), the record owner of 2,329,768 Units).

        (b)        Information regarding the sole and shared voting and sole and shared dispositive power relating to Units beneficially owned by each of the Reporting Persons is set forth in Appendix I.

        (c)        On May 26, 2004, CESM, Inc. redeemed 1,000,000 Units. Archstone-Smith Trust elected to issue 1,000,000 of its common shares of beneficial interest in satisfaction of the Issuer's redemption obligation, all pursuant to the Issuer's Declaration of Trust.

SIGNATURE

        After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:        February 11, 2005

/s/        Robert H. Smith
By:        Robert H. Smith

/s/        Robert P. Kogod
By:        Robert P. Kogod

APPENDIX I

 Name of Reporting Person and Business                 Principal                         Number of Units of
      or Residential Address (1)                     Occupation or                         Issuer Owned by
      --------------------------                      Employment                          Reporting Persons
                                                      ----------                          -----------------
                                                                                   Sole Voting        Shared Voting
                                                                                  & Dispositive       & Dispositive
                                                                                      Power               Power
                                                                                      -----               -----

Robert H. Smith                          Chairman, Charles E. Smith Residential,
                                         a division of Archstone-Smith Trust         189,146            2,418,655(2)

                                         Trustee, Archstone-Smith Trust

Robert P. Kogod                          Trustee, Archstone-Smith Trust              123,584            2,398,510(3)

(1)        The business address of each person listed in Archstone-Smith Trust, Charles E. Smith Residential, 2345 Crystal Drive, Arlington, Virginia 22202.

(2)        Includes 88,887 Units held of record by Robert H. Smith's spouse, Clarice R. Smith, and includes 2,329,768 Units held of record by CESM, Inc.

(3)        Includes 68,742 Units held of record by Robert P. Kogod's spouse, Arlene R. Kogod, and includes 2,329,768 Units held by CESM, Inc.